Exhibit 99.1

News Release

July 16, 2020

Turquoise Hill announces increased gold production guidance and provides second quarter 2020 production, underground development, COVID-19, funding and liquidity updates and responds to Pentwater’s allegations

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced increased gold production guidance and other updates to 2020 guidance, its second quarter 2020 production for Oyu Tolgoi and provided updates on underground development, COVID-19, liquidity and funding and responded to Pentwater’s allegations.

Q2’ 2020 Highlights

•

Gold production guidance for 2020 has increased to a range of 155,000 – 180,000 ounces from 120,000 – 150,000 ounces, while Copper production remains on track to achieve guidance of 140,000 to 170,000 tonnes.

•	C1 cost guidance range is being lowered to $1.60 – $2.00 from $1.80 – $2.20 per pound of copper due to the positive impact from the increased 2020 gold production forecast.
•	Due to cash cost reduction initiatives, the 2020 operating cash cost range has been lowered to $780 million – $830 million from $800 million – $850 million.
•	The 2020 open pit sustaining capital range has been reduced to $70 million – $90 million from $80 million – $100 million.
•	Shaft 2 maintenance was successfully completed utilising remote presence technology.

Q2’ 2020 Production

•	Q2’ 2020 mill throughput was 7% lower due to higher scheduled maintenance hours versus the same period last year, as well as the processing of harder ore from the southwest pit.
•	Copper production of 36,495 tonnes, a decrease of 7% vs Q2’ 2019, due to higher scheduled maintenance hours as well as processing of harder ore.
•

Gold production of 31,150 ounces, a decrease of 57% vs Q2’ 2019 due to planned processing of lower headgrade ore primarily driven by the transition from Phase 4a to lower grade sources of Phase 4b and stockpiles as well as lower milled tonnes.

•	On a sequential basis both Copper and Gold head grade and production increased from Q1’ 2020 as open pit mining moved deeper into higher grade Phase 4b and Phase 6b ore.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
1

Open Pit, Underground Development, and COVID-19

•	The Oyu Tolgoi open pit has continued to operate uninterrupted.

•	Sales increased in the second quarter with the easing of COVID-19 trucking restrictions within China and improved border access.

•	Work on the Oyu Tolgoi underground continued, achieving strong productivity in underground advancement during Q2’ 2020 (1,830[1]eqm in June, average monthly 1,831[1]eqm for the quarter).

•

Despite record underground development progress, the unprecedented circumstances of COVID-19 had an impact on the underground project in Q2’ 2020 due to continued restrictions on mine site access for teams from Oyu Tolgoi, Rio Tinto and our construction partners.

•

Shafts 3 and 4 continued on care and maintenance during Q2’ 2020, and this is expected to continue until expert service providers can return to site to complete technical commissioning of specialised equipment and commence sinking activities. Work also slowed on some essential underground material handling infrastructure, in particular the construction of primary crusher one, which has now returned to 24 hour shifts following a period of day shift only. Personnel numbers on site have been limited in order to manage the risks around COVID-19.

•

Routine Shaft 2 rope shortening was successfully completed in May with remote presence technology from the vendor used to assist onsite teams to safely perform the task. Payload and speeds are back to planned levels and people and materials movement via the service hoist continue to operate normally.

Liquidity Outlook

As at June 30, 2020, Turquoise Hill has $1.5 billion of available liquidity, which under current projections is expected to be sufficient to meet the requirements of the Company, including its operations and underground development, into early 2022. This expectation has improved due mainly to lower estimated LIBOR rates on project finance interest payments, continued focus on operating cost savings and other optimisation efforts as well as updated assumptions regarding the impacts of COVID-19. As announced by the Company on July 2, 2020, Turquoise Hill has decided to defer further discussions with Rio Tinto regarding possible interim funding arrangements in light of its improved liquidity outlook. If it becomes prudent to do so, the Company may re-engage with Rio Tinto and / or third parties regarding possible interim funding.

Going forward, Turquoise Hill’s liquidity outlook will continue to be impacted, either positively or negatively, by various factors, many of which are outside the Company’s control, including:

[1]	Total underground development metres exclude conveyor to surface progress.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
2

•	changes in commodity prices and other market-based assumptions;
•	open pit operating performance as well as the successful implementation (or otherwise) of related optimisation efforts;
•	further and / or unanticipated impacts on operations and underground development related to COVID-19;
•	the manner in which the amended Power Source Framework Agreement (PSFA) is ultimately implemented; and
•	developments in the ongoing dispute with the Mongolian Tax Authority, relating to which formal international arbitration proceedings were initiated.

Turquoise Hill continues to monitor its liquidity outlook and will provide updates as and when circumstances require.

Incremental Funding Update

In addition to its available liquidity, Turquoise Hill has recently updated its long-term cash flow projections, which incorporate the following:

•	the updated Panel 0 mine design announced on May 13, 2020;
•

the amendment to the PSFA announced on June 28, 2020, under which Oyu Tolgoi LLC agreed to prioritise a State Owned Power Plant (SOPP) to be developed and financed by the Government of Mongolia (previous projections assumed an Oyu Tolgoi led, coal-fired power plant at Tavan Tolgoi (TTPP) with an estimated total project cost of up to $924 million);

•	2020 Oyu Tolgoi Feasibility Study announced on July 2, 2020;
•	further updates to expected near-term impacts of COVID-19;
•	the Company’s current commodity price assumptions, which are broadly in line with market consensus estimates; and
•	expected open pit operating performance and the implementation of current optimisation efforts.

Based on these updated cash flow projections, Turquoise Hill’s incremental funding requirement (i.e., over and above its available liquidity) is currently expected to be at least $3.0 billion, which compares favorably to the at least $4 billion estimate provided in the Company’s Q1 2020 earnings release. The improvement in the updated projections is mainly from assuming a Mongolian-government funded SOPP instead of an OT-led TTPP, as contemplated by the recently signed PSFA Amendment. Additionally, Turquoise Hill currently estimates the base case for its incremental funding requirement to be $3.6 billion. The base case estimate, like the minimum estimate, incorporates principal repayments of $1.9 billion and interest and similar charges of $1.1 billion and does not assume any re-profiling of existing principal repayments or additional external financing. Compared to the base case estimate, the minimum estimate uses upside pricing and assumes the lower end of the development capital range noted below. Additionally, the incremental funding requirement will continue to be influenced by various factors, many of which are outside the Company’s control, including:

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
3

•

the amount of development capital required to bring the Hugo North underground mine into production (the Panel 0 mine design anticipates a base case development capital cost of $6.8 billion, with a range of $6.6 billion to $7.1 billion; accordingly, assuming the upper or lower end of this range would have either a favorable or unfavorable impact on the base case incremental funding requirement);

•

the timing of sustainable first production and ramp-up profile and their impact on cash flows (the Panel 0 mine design anticipates a base case target of February 2023 for first sustainable production, with a target range between October 2022 and June 2023, inclusive of an allowance for schedule contingency; accordingly, assuming the upper or lower end of this range would have either a favorable or unfavorable impact on the base case incremental funding requirement);

•

the manner in which the amended PSFA is ultimately implemented (both the base case and the minimum estimates assume that the construction of SOPP will be financed by the Government of Mongolia, as contemplated by the PSFA Amendment; if one of the alternatives to SOPP available under the amended PSFA, such as an OT-based, coal-fired power plant, is ultimately implemented, this could significantly increase both the base case and the minimum incremental funding requirements);

•	changes to the amount of cash flow expected to be generated from open-pit operations, net of sustaining capital requirements;
•	further and / or unanticipated impacts on operations and underground development related to COVID-19;
•

changes in expected commodity prices and other market-based assumptions (upside and downside pricing sensitivities would have, respectively, a favorable or unfavorable impact on the base case incremental funding requirement); and

•	outcomes of the Definitive Estimate and potential optimisations to Panels 1 and 2.

More generally, any changes in the above factors will impact the incremental funding requirement and, as a result, the actual quantum of incremental funding required may be greater than the $3.6 billion base case estimate and such variance may be significant.

Under the terms of its existing project finance facility, Oyu Tolgoi LLC is permitted to arrange up to US$ 1.6 billion of supplemental senior debt, subject to meeting certain requirements relating to the tenor and amount / timing of debt service obligations of such supplemental senior debt and other customary conditions. Under the 2015 Financing Support Agreement, the incurrence of additional senior debt including this $1.6 billion by Oyu Tolgoi LLC is subject to Rio Tinto’s consent. Moreover, the Debt Service Undertaking and Completion Support Undertaking provided by Turquoise Hill and Rio Tinto, respectively, in connection with Oyu Tolgoi LLC’s existing project finance facility would not extend to any additional senior debt without the consent of such parties.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
4

Turquoise Hill intends to further progress its engagement with several key stakeholders, including Rio Tinto, to address the longer-term funding requirements of Oyu Tolgoi LLC. Turquoise Hill has (together with its financial and other advisors) already considered, evaluated and prioritised a range of financing options, including a possible re-profiling of Oyu Tolgoi LLC’s existing debt as well as the possibility of raising additional financing by Oyu Tolgoi LLC. Each of these options, if implemented, would have the effect of reducing the Company’s incremental funding requirement. However, successful implementation of such options is subject to achieving alignment and / or agreement with the relevant stakeholders (including Rio Tinto, existing lenders, any potential new lenders and the Government of Mongolia), market conditions and other factors.

Board Comments on Upcoming AGM and Pentwater’s misleading statements

Over the course of the past few months, Pentwater has made several misleading statements regarding the Company’s disclosures particularly as they relate to the funding requirements for the development of the OT project. The Company has previously provided full disclosure in its MD&A and the contents of this current release provide a complete update on the state of the Company’s liquidity position and funding requirements. The Company believes it is in the best interest of all stakeholders to share full and comprehensive information as it becomes available and has not concealed either positive or negative financial information. Such accusations are without merit and are merely part of a campaign where Pentwater has attempted to paint an inaccurate picture of the both the board and management of TRQ. We have not sought to partake in this media campaign and have elected to share the clear facts with our stakeholders as soon as practical. The board believes the disruptive actions taken by Matt Halbower on behalf of Pentwater coupled with the inattention to properly assess critical information demonstrate a lack of understanding of the mining industry and the complexities of the Oyu Tolgoi project. This highlight’s concerns that the Board had and reaffirms the decision to reject his candidacy. The independent directors along with proper governance measures that are in place ensure that minority shareholder interests are well represented and that any potential conflicts are appropriately managed.

We are pleased that Glass Lewis has endorsed our recommendations and has recommended that shareholders vote against the election of Matthew Halbower to the board of directors and against the proposal for minority shareholders electing directors. In its report issued this week, Glass Lewis stated that:

•

“We find that the Company’s governance framework and board composition appear to facilitate appropriate independence within the context of a controlled company, including appropriate safeguards to protect the interests of minority shareholders and to manage conflicts of interest with Rio.”

•	“The Dissident has failed to provide a convincing argument that the board suffers from a lack of independent directors or that the director selection process is actually controlled by Rio Tinto.”

•	“We believe Rio Tinto’s 50.8% equity stake in the Company provides it with a considerable financial interest that is aligned with the interest of minority shareholders.”

•	“In our view, the Company has clearly disclosed the ongoing nature of the evaluation of various aspects of the project as well as the associated risks and uncertainties.”

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
5

•

“While Turquoise Hill experienced a decline in shareholder value in recent years and has faced challenges developing the Oyu Tolgoi project, we do not believe the Dissident has made a credible argument that these issues are the result of mismanagement or poor oversight. We recognise that Oyu Tolgoi is a large complex project with considerable risks and development uncertainties and that the project’s cost overruns compare favourably with cost overruns at similar projects.”

We encourage shareholders to vote for TRQ’s nominees to the board at the upcoming Annual and Special Meeting of shareholders being held on Friday July 24, 2020, 9:00 a.m. (Pacific Time), at Crystal Pavilion Ballroom BC, Pan Pacific Hotel, located at 300- 999 Canada Place, Vancouver, British Columbia (the “Meeting”). VOTE USING THE WHITE PROXY CARD prior to 9:00 a.m. (Pacific Time) on July 22, 2020. If you have any questions regarding the forms, please contact the Corporation’s strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, at 1-888-370-3955 (toll free in North America), or at 416-867-2272 (collect outside North America), or by email at contactus@kingsdaleadvisors.com.

Turquoise Hill Resources Ltd. will be transmitting the Meeting via conference call. The conference call can be accessed through the following dial-in details: 416-764-8688 (Toronto), 778-383-7413 (Vancouver), 1-888-390-0546 (North American Toll-free), 08006522435 (United Kingdom), 1800076068 (Australia), or 8001013217 (Singapore). The Meeting will also be simultaneously webcast on Turquoise Hill’s website at www.turquoisehill.com. The conference call and webcast will provide an audio stream of the Meeting and will be in listen-only mode. An archived replay of the webcast will be available following the conclusion of the call. To access the replay, you can dial 416-764-8677 (Local) or 1-888-390-0541 (North America). The replay entry code for the Annual and Special Meeting call is 763863 #. The replay will be available through August 24, 2020.

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	2Q 2019	3Q 2019	4Q 2019	1Q 2020	2Q 2020	1H 2020	1H 2019	Full Year 2019

Open pit material mined (‘000 tonnes)	24,408	24,844	28,122	26,834	23,218	50,052	48,351	101,316
Ore treated (‘000 tonnes)	10,394	10,040	11,088	10,889	9,645	20,534	19,649	40,777
Average mill head grades:
Copper (%)	0.46	0.37	0.42	0.42	0.47	0.45	0.51	0.45
Gold (g/t)	0.31	0.14	0.15	0.15	0.19	0.17	0.44	0.29
Silver (g/t)	1.20	1.03	1.06	1.14	1.22	1.18	1.23	1.13
Concentrates produced (‘000 tonnes)	180.6	131.3	152.6	164.5	169.9	334.4	390.7	674.6
Average concentrate grade (% Cu)	21.7	21.7	21.6	21.4	21.5	21.4	21.8	21.7
Production of metals in concentrates:
Copper (‘000 tonnes)	39.2	28.4	32.9	35.2	36.5	71.7	85	146.3
Gold (‘000 ounces)	72	26	24	26	31	57	192	242
Silver (‘000 ounces)	238	191	190	214	212	426	486	867
Concentrate sold (‘000 tonnes)	225.3	157.0	157.5	125.9	194.3	320.2	410.3	724.7
Sales of metals in concentrates:
Copper (‘000 tonnes)	46.6	32.4	32.3	25.8	39.7	65.5	85.1	149.9
Gold (‘000 ounces)	116	35	25	20	31	51	213	274
Silver (‘000 ounces)	245	207	244	146	220	366	445	896
Metal recovery (%)
Copper	80.2	75.1	74.2	74.3	79.1	76.7	82.2	78.7
Gold	63.6	54.7	48.2	46.0	52.0	49.3	68.2	63.6
Silver	59.2	56.0	53.5	51.5	55.8	53.6	61.2	58.1

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
6

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the expectations set out in the 2020 Oyu Tolgoi Feasibility Study (“OTFS20”); timing and amount of production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; liquidity, funding sources, funding requirements and planning; timing and status of underground development; the mine design for Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of the SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the Definitive Estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver and projected gold, copper and silver grades, anticipated capital and operating costs, anticipated future production and cash flows, the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries, the availability and timing of required governmental and other approvals for the construction of the SOPP, the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended, the willingness of third parties to extend existing power arrangements, the status of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the Definitive Estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
7

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTFS20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in Company’s AIF, as supplemented by the “Risks and Uncertainties” section in the Company’s Q1 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Company’s Q1 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com
8